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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26602

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12325 Port Grace Blvd
(No. and Street)

La Vista (City) NE (State) 68128 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James D. Nagengast (402) 399-9111 x-1004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, L.L.P.
(Name – *if individual, state last, first, middle name*)

220 S. Sixth St, Ste 1400 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

SEC Mail Processing Section
MAR 12 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or anv of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James D. Nagengast, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities America, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CFO

Title

GENERAL NOTARY - State of Nebraska
TERRENCE V LILLA
My Comm. Exp. Oct. 21, 2012

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Securities America, Inc.

Statement of Financial Condition

December 31, 2008

Contents

Ernst & Young LLP
220 South Sixth Street, Suite 1400
Minneapolis, Minnesota 55402-4509

Tel: +1 612 343 1000
Fax: +1 612 339 1726
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Securities America, Inc.

We have audited the accompanying statement of financial condition of Securities America, Inc. (the Company) as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Securities America, Inc. at December 31, 2008, in conformity with accounting principles generally accepted in the United States.

March 6, 2009

Ernst & Young LLP

0902-1026895-B

Securities America, Inc.

Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents	$ 26,860,922
Cash – segregated under federal and other regulations	74,952
Securities owned, at market value	6,211,278
Commissions receivable	12,827,968
Agents balances and other receivables, net of allowance of $100,000	3,238,294
Notes receivable – agents, net of allowance of $125,000	10,442,645
Prepaid expenses	1,616,268
Due from affiliates	9,529,650
Goodwill	26,250,000
Deferred income taxes, net	2,939,179
Income taxes receivable from affiliate	3,342,669
Other assets	232,743
Total assets	$ 103,566,568
Liabilities and stockholder's equity	
Liabilities:	
Commissions payable	$ 11,887,179
Securities sold, not yet purchased, at market value	39,338
Accrued expenses and other liabilities	14,080,825
Total liabilities	26,007,342
Stockholder's equity:	
Common stock, $1 par value:	
Authorized shares – 200	
Issued and outstanding shares – 100	100
Additional paid-in capital	91,524,266
Accumulated deficit	(13,965,140)
Total stockholder's equity	77,559,226
Total liabilities and stockholder's equity	$ 103,566,568

See accompanying notes.

1. Summary of Significant Accounting Policies

General

Securities America, Inc. (the Company) is a wholly owned subsidiary of Securities America Financial Company, Inc. (SAFC), which is wholly owned by Ameriprise Financial, Inc. (Ameriprise Financial).

The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides securities distribution and brokerage services to the general public. The Company also offers an array of financial service products, including both equity and debt securities and variable annuity insurance products, through a network of independent contractor-brokers. The Company operates on a fully disclosed basis and is exempt from provisions of Securities and Exchange Commission (SEC) Rule 15c3-3.

The Company executes and clears trades through unaffiliated brokerage firms, National Financial Services LLC and Pershing LLC (the clearing brokers).

Use of Estimates

In preparing the statement of financial condition in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and contingent liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its statement of financial condition is reasonable and prudent. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents.

1. Summary of Significant Accounting Policies (continued)

Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Securities owned include equity securities, fixed income securities, and certain money market funds that are not readily convertible to cash within 90 days. Assets, including cash, securities owned, and certain receivables, are carried at fair value or contracted amounts, which approximate fair value. Similarly, liabilities, including securities sold, not yet purchased and certain payables, are carried at fair value or contracted amounts approximating fair value.

The carrying value of notes receivable from agents as of December 31, 2008, is $10,442,645 and fair value is $10,106,593.

Securities Transactions

Customer securities transactions are recorded on a settlement-date basis, while the related commission revenues and expenses are accrued on a trade-date basis. Customer security transactions executed, but unsettled, are reflected in commissions receivable and payable. Securities transactions of the Company are recorded on a trade-date basis. Securities owned are valued at quoted market values, and securities not readily marketable require the Company to estimate the value of the securities using the best information available.

The Company has agreed to indemnify the clearing brokers for losses that they may sustain from customer accounts introduced by the Company. At December 31, 2008, there were no amounts to be indemnified to the clearing brokers for customer accounts.

Service Fees

Service fees are recorded as revenues in the period that the related services are provided.

Long-Lived Assets

The Company reviews goodwill for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In such cases, the estimated fair value of goodwill is determined using various analytical techniques.

1. Summary of Significant Accounting Policies (continued)

Should such an assessment indicate that the value of goodwill is impaired, an impairment loss is recognized for the difference between the carrying value of the asset and its estimated fair value.

No impairment losses were identified as a result of the Company's impairment tests performed in 2008.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Recent Accounting Pronouncements

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurement*, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date – that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

Under SFAS No. 157, the Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

1. Summary of Significant Accounting Policies (continued)

Level 2 – Prices or valuation based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value

The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Assets

Cash Equivalents

Cash equivalents include highly liquid investments with original maturities of 90 days or less, primarily consisting of actively traded money market funds which are measured at their net asset value (NAV) at the measurement date and are classified as Level 1.

Securities Owned

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from nationally recognized pricing services, or other model-based valuation techniques such as the present value of cash flows. Level 1 securities include mutual funds, money market funds, and equity securities with quoted prices in an active market. Level 2 securities include certain money market funds that are not readily convertible to cash within 90 days. Level 3 securities include auction rate securities.

Liabilities

Securities Sold, Not Yet Purchased

When available, the fair value of securities sold, not yet purchased is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from nationally recognized pricing services or other model-based valuation techniques such as the present value of cash flows. Level 1 securities include mutual funds and equity securities. The firm has no Level 2 or Level 3 securities sold, not yet purchased.

1. Summary of Significant Accounting Policies (continued)

There were no transactions resulting in realized or unrealized gains in Level 3 investments during 2008.

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis:

	December 31, 2008			
	Level 1	**Level 2**	**Level 3**	**Total**
	(In Thousands)			
Assets:				
Cash equivalents	$26,936	$ –	$ –	$26,936
Securities owned	173	5,863	175	6,211
Total assets at fair value	$27,109	$ 5,863	$ 175	$33,147
Liabilities:				
Securities sold, not yet purchased	$ 39	$ –	$ –	$ 39
Total liabilities at fair value	$ 39	$ –	$ –	$ 39

In February 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115*. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective of SFAS No. 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 requires entities to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 also establishes presentation and disclosure requirements. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company did not elect to apply fair value accounting for any of its existing eligible assets and liabilities and has no current plans to make the optional fair value election for any new financial instruments.

2. Notes Receivable – Agents

The notes receivable balance is comprised of unsecured non-interest-bearing and interest-bearing loans to the Company's independent representatives, which have various schedules for repayment. The notes mature at various dates through 2016. The Company also provides for an allowance for doubtful accounts on its receivables from independent representatives based on historical collection experience. Furthermore, the Company is continually evaluating its receivables for collectibility and possible write-off where a loss is deemed possible.

3. Cash – Segregated Under Federal and Other Regulations

As of December 31, 2008, cash received from customers of $74,952 has been segregated in a special account for the exclusive benefit of customers under the provisions of SEC Rule 15c3-3 Section (k)(2)(i).

4. Related-Party Transactions

The Company periodically advances excess funds to its affiliates or has amounts payable to affiliates for goods or services acquired through the affiliate. The transactions recorded with the Company's affiliates may not necessarily be representative of transactions recorded at arm's length.

Amounts due from affiliates of the Company as of December 31, 2008, are as follows:

	2008
SAFC	$ 8,930,308
Securities America Advisors, Inc. (SAA)	293,177
Ameriprise Financial, Inc. (income taxes)	3,342,669
Ameriprise Captive Insurance Corporation (AIC)	306,165

5. Income Taxes

Temporary differences giving rise to a net deferred tax asset of $2,939,179 at December 31, 2008, consist primarily of the allowance for uncollectible receivables and accrued liabilities not currently deductible for income tax purposes.

The Company has reviewed the components of the deferred tax assets and has determined that no valuation allowance is deemed necessary based on management's expectations of future taxable income.

6. Employee Benefit Plan

Employees who meet certain eligibility requirements participate in a 401(k) profit-sharing plan sponsored by SAFC. Employee contributions are fully vested at all times. Discretionary employer contributions are fully vested after six years of service.

7. Leases

The Company has noncancelable operating leases, primarily for office space, the last of which expires in 2012. Future minimum payments under these leases, as of December 31, 2008, are as follows:

2009	$ 262,158
2010	175,978
2011	147,305
2012	111,675
	$ 697,116

8. Net Capital

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1 or the Rule) of the Securities Exchange Act of 1934 and is required to maintain minimum net capital, as defined in the Rule. The Company uses the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital equal to $250,000. Net capital may fluctuate on a daily basis. As of December 31, 2008, the Company had net capital of $17,357,136 and excess net capital of $17,107,136.

9. Commitments and Contingencies

The Company is subject to a number of legal matters arising in the normal course of business. Management has established accruals for potential losses that are probable and reasonably estimable. While the ultimate results of the Company's litigation cannot be determined, management does not expect that the ultimate resolution of these matters will have a material adverse effect on the statement of financial condition of the Company.

In September 2008, the parent commenced a lawsuit captioned Ameriprise Financial Services, Inc. and Securities America, Inc. v. The Reserve Fund et al. in the District Court for the District of Minnesota. The suit alleges that the management of the Reserve Fund made selective disclosures to certain institutional investors in violation of the federal securities laws and in breach of their fiduciary duty in connection with the Reserve Primary Fund's lowering its NAV to $0.97 on September 16, 2008. The parent and its affiliates had invested $228 million of their own assets and $3.4 billion of client assets in the Reserve Primary Fund. To date, approximately $0.85 per dollar NAV has been paid to investors by the Reserve Primary Fund. Included in securities owned is the Company's investment in the Reserve Primary Fund of $5.8 million, which is net of a $0.9 million market value adjustment.

In the normal course of business, the Company's activities involve, through its clearing brokers, various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations.

10. Regulatory Actions

In the normal course of business, the Company is involved in various regulatory proceedings concerning matters connected with the conduct of its activities as a diversified financial services firm. These include proceedings specific to the Company as well as proceedings generally applicable to business practices in the industry in which it operates. As with other financial services firms, the level of regulatory activity and inquiry concerning our business remains elevated. From time to time, we receive requests for information from, and have been subject to examination by, the SEC, FINRA, and other self-regulatory organizations concerning our business activities and practices. These regulatory proceedings are subject to uncertainties, and as such, we are unable to estimate the possible loss or range of loss that may result. To the extent that financial consequences are estimable and probable, the Company has provided an accrual for those matters. As to the remaining matters, the Company's management does not expect the ultimate resolution of the matters to have a material adverse effect on the statement of financial condition of the Company.

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www.ey.com

STATEMENT OF FINANCIAL CONDITION

Securities America, Inc.
December 31, 2008
With Report of Independent Registered Public
Accounting Firm